Consent of RSG Global Consulting Pty Ltd

To the Board of Directors of Eldorado Gold Corporation

I consent to:

1.

The incorporation by reference in this annual report on Form 40-F of March 30, 2007 for the year ended December 31, 2006, of the description of the reports titled:

a.

“Tanjianshan Gold Project , China, Technical Report for Eldorado” dated September 2005, and revised January 30, 2006;

b.

“Tanjianshan Gold Project, Qinghai Province, China, Bankable Feasibility Study Report for Afcan dated April 2005;

2.

The information that forms the summary of the Reports and the description of certain mineral reserve estimates and other information pertaining to the Tanjianshan Gold Project and to the use of my name under this annual report as a named expert.

Dated as of the 29th day of March 2007

With best regards

John Hearne

Principal Consultant - Mining Engineering

pl_PTAN21_Consent_070329.doc

RSG Global Consulting Pty Ltd (ACN 121 184 290) trading as RSG Global (ABN 14 121 184 290)

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